Exhibit 3.1
THIRD AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF BEARINGPOINT, INC.
a Delaware Corporation
(Pursuant to Sections 245 and 303
of the Delaware General Corporation Law (the “DGCL”))
     The undersigned, David Johnston, hereby certifies that,
     FIRST: The name of the corporation is BearingPoint, Inc. (the “Corporation”). The original certificate of incorporation of the Corporation was filed pursuant to the DGCL in the Office of the Secretary of State of the State of Delaware on August 17,1999 under the name of KPMG Consulting, Inc. (the “Original Certificate”).
     SECOND: He is the duly elected and acting Chief Financial Officer of the Corporation.
     THIRD: On February 18, 2009, the Corporation and certain of its domestic subsidiaries (collectively, the “Debtors”) filed a voluntary petition for relief under chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”) (Case No. 09-10691) (the “Chapter 11 Cases”). This Third Amended and Restated Certificate of Incorporation amends and restates the Original Certificate, as amended and restated by the Amended and Restated Certificate of Incorporation of the Corporation filed with the Secretary of State of the State of Delaware on February 7, 2001, as amended and restated to date (the “Amended and Restated Certificate of Incorporation”), and has been duly adopted in accordance with the provisions of Sections 245 and 303 of the DGCL, pursuant to the authority granted to the Corporation under Section 303 of the DGCL to put into effect and carry out the Debtors’ Modified Second Amended Joint Plan Under Chapter 11 of the Bankruptcy Code, dated December 17, 2009 (the “Plan”), as confirmed on December 22, 2009 by order of the Bankruptcy Court (the “Confirmation Order”). Provision for amending the Corporation’s Amended and Restated Certificate of Incorporation is contained in the Confirmation Order of the Bankruptcy Court having jurisdiction under the Bankruptcy Code for the Chapter 11 Cases.
     FOURTH: The Amended and Restated Certificate of Incorporation is hereby amended and restated in its entirety as follows:
ARTICLE I.
     The name of the corporation is BearingPoint, Inc. (the “Corporation”).
ARTICLE II.
     The address of the registered office of the Corporation in the State of Delaware is Corporation Trust Center, 1209 Orange Street, City of Wilmington, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

ARTICLE III.
     The nature of the business or purposes to be conducted or promoted by the Corporation shall be limited to activities in furtherance of winding up the affairs of the Corporation and dissolving the Corporation in accordance with the Corporation’s and certain of its domestic subsidiaries’ Modified Second Amended Joint Plan Under Chapter 11 of the Bankruptcy Code, dated December 17, 2009 (the “Plan”), as confirmed on December 22, 2009 by order of the Bankruptcy Court for the Southern District of New York (the “Confirmation Order”). The Corporation shall be authorized to hold its existing assets until disposition of such assets in accordance with the Plan.
ARTICLE IV.
     Effective as of the Effective Date of the Plan (December 30, 2009), all outstanding equity interests of the Company, including all previously authorized shares of common stock of the Corporation, have been cancelled and extinguished.
     From and after the filing of this Third Amended and Restated Certificate of Incorporation, the Corporation shall not have authority to issue any shares of capital stock and shall be a nonstock corporation for all purposes of the DGCL. The Corporation will have no stockholders or members. The Corporation shall not issue any nonvoting equity securities.
ARTICLE V.
     All corporate powers of the Corporation shall be exercised by or under the authority of, and the business and affairs managed under the direction of, the Board of Directors. The Board of Directors shall be the governing body of the Corporation, as contemplated by the DGCL. The Board of Directors shall consist of one director, who shall initially be Mr. John DeGroote. The number of Directors shall not be increased or decreased. If a vacancy occurs in the Board of Directors following the resignation, death or disability of the director, such vacancy shall be filled promptly by nomination made by the Liquidating Trustee (as defined in the Plan) of the Liquidating Trust (as defined in the Plan), in consultation with the Trust Advisory Board (as defined in the Plan).
ARTICLE VI.
     The Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.
ARTICLE VII.
     The books of the Corporation may be kept (subject to any provision contained in the laws of the State of Delaware) outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

ARTICLE VIII.
     A director of the Corporation shall not be personally liable to the Corporation or its former stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the Corporation or its former stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. Any repeal or modification of this paragraph by the Corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director of the Corporation existing at the time of such repeal or modification.
ARTICLE IX.
     The Corporation shall, to the fullest extent permitted by the DGCL (including, without limitation, Section 145 thereof), as amended from time to time, indemnify any officer or director whom it shall have power to indemnify from and against any and all of the expenses, liabilities or other losses of any nature. The indemnification provided in this Article XI shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his or her official capacity and as to action in another capacity, while holding such office, and shall continue as to a person who has ceased to be an officer or director and shall inure to the benefit of the heirs, executors and administrators of such a person.
ARTICLE X.
     The Corporation reserves the right at any time, and from time to time, to amend, alter, change or repeal any provision contained in this Third Amended and Restated Certificate of Incorporation in the manner now or hereafter prescribed herein and by the laws of the State of Delaware.
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     IN WITNESS WHEREOF, this Third Amended and Restated Certificate of Incorporation has been executed by the Chief Financial Officer of the Corporation on this 30th day of December, 2009.

BEARINGPOINT, INC.

By:	/s/ David Johnston
David Johnston
Chief Financial Officer